Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

October 17, 2025

Via EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB US Equity ETF Post-Effective Amendment No. 32 File Nos. 333-264818 and 811-23799

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on August 11, 2025 (the “Post-Effective Amendment”), on Form N-1A for AB US Equity ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Linda Y. Kim and Max E. Botwinick by telephone on September 23, 2025.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

General

Comment 1:	The Staff notes that where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:	Registrant acknowledges that it has received and addressed this comment as applicable in the registration statement.

Prospectus

Comment 2:	Please provide the ticker symbol and the exchange on the cover page of the prospectus and the SAI.

Response:	Registrant will include the ticker symbol and exchange on the cover page of the prospectus and SAI.

Comment 3:	In “Principal Strategies,” it states that “the Adviser expects to apply tax management and trading considerations to allocate the Fund’s assets in a tax-aware manner.” Please use plain English to clarify the meaning of the term “tax-aware.”

Response:	Registrant has reviewed the referenced disclosure and believes it is sufficiently clear for investors. Registrant believes the term “tax-aware” is not a technical term, is commonly used in the investment industry, and is used in a clear, “plain English” manner, and respectfully declines to revise the prospectus in response to this comment.

Comment 4:	In “Principal Strategies,” it states that the Fund “primarily invests in mid- and large-capitalization companies, which are currently defined for the Fund as companies that have market capitalizations of $2 billion or more.” Please revise the disclosure to clarify that $2 billion is the minimum capitalization of a mid-capitalization company.

Response:	Registrant has considered the comment and believes the current disclosure is sufficiently clear. Registrant respectfully declines to revise the prospectus in response to this comment.

Comment 5:	In “Principal Risks,” please break out “Capitalization Risk” into separate risks for mid-capitalization companies and large-capitalization companies.

Response:	Registrant has reviewed the referenced disclosure and notes that “Capitalization Risk” is intended to highlight the risks of investing in relatively smaller-capitalization companies, including mid-capitalization companies. Registrant believes that the general risks of investing in large-capitalization companies are adequately reflected under “Principal Risks” (e.g., market risk) and “Additional Information About the Fund’s Strategies, Risks and Investments.”

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Comment 6:	With respect to “Investment in Other Investment Companies Risk” under “Principal Risks”:
(1) Please add corresponding principal strategies disclosure relating to this risk in the “Principal Strategies” section.
(2) Please disclose whether the Fund intends to invest in affiliated funds and, if so, include tailored risk disclosure (e.g., potential conflicts of interest and other risks).
(3) The risk disclosure states that “investments in other investment companies are subject to market and selection risk.” Please explain selection risk here or add a separate risk for selection risk, similar to market risk.

Response:	Registrant has considered the comments and has reviewed the referenced disclosure.
(1) Registrant will add the following language to the “Principal Strategies” section: “The Fund may invest in other investment companies, including affiliated and unaffiliated investment companies and exchange-traded funds, consistent with the Fund’s investment policies and restrictions.”
(2) Registrant directs the Staff to “Investment in Other Exchange-Traded Funds and Other Investment Companies” under “Additional Information About the Fund’s Strategies, Risks and Investments.” Registrant respectfully declines to revise the prospectus in response to this comment. Registrant believes that the prospectus adequately discloses the principal risks of investing in the Fund.
(3) Registrant will replace “selection risk” with “management risk” in “Investment in Other Investment Companies Risk” under “Principal Risks.”

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Comment 7:	With respect to “Additional Information About the Fund’s Strategies, Risks and Investments,” the Staff notes that Form N-1A provides that the principal investment strategies and principal risks required by Item 4 in the summary should be based on the information given in response to Item 9 and should be a summary of that information. Please follow the form requirements and revise the Item 9 disclosure accordingly. The Staff further notes that non-principal strategies and risks should not be included in the prospectus. For example, “Investments in Initial Public Offering (“IPO”) Securities” should not be in the prospectus for this Fund. At a minimum, please break out principal and non-principal strategies and risks in this section rather than combining them together.

Response:	The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” In addition, General Instruction C.3(b) provides that a fund “may include information in the prospectus… that is not otherwise required.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9. Registrant believes that the current disclosures, which are helpful to potential investors in the Fund, are permitted by the referenced instructions and applicable Staff guidance, including IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Comment 8:	The Staff notes that “Foreign (Non-U.S.) Securities” appears under “Additional Risk and Other Considerations” but is disclosed in the Fund Summary as a principal risk. Please include only principal risks in the prospectus; non-principal risks should be addressed in the SAI.

Response:	Please see the response to Comment 7.

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Statement of Additional Information

Comment 9:	Please add the Fund’s 80% investment policy as a non-fundamental investment policy to the section “Non-Fundamental Investment Policies.” Please explain the policy and how the policy may be changed.

Response:	Registrant respectfully declines to add the proposed disclosure to the SAI. Registrant notes that the referenced 80% investment policy is set forth in the prospectus and refers the Staff to “Changes in Investment Objective and Policies” in the prospectus, which states: “The Fund will not change its policy to invest at least 80% of its net assets in equity securities of U.S. companies without 60 days' prior written notice to shareholders.”

General

Comment 10:	Please file your responses to the Staff comments in the form of Edgar correspondence at least 5 business days in advance of the effective date of the registration statement.

Response:	Registrant confirms that it will file responses to the Staff comments in the form of Edgar correspondence at least 5 business days in advance of the effective date of the registration statement.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,
/s/ Linda Y. Kim Linda Y. Kim
cc:	Brian Doyle-Wenger, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq. Max E. Botwinick, Esq.

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